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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.            )*
                                         -----------



                            THE RAYMOND CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   754688109
                                ----------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 10 pages

CUSIP No.    754688109               13G              Page   2   of   10   Pages
             ---------                                      ---      ----

------------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   B.A.T Industries p.l.c.

------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a)  [  ]

                                                                                                                         (b)  [  ]

------------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY



------------------------------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION


                   England

------------------------------------------------------------------------------------------------------------------------------------
                           5     SOLE VOTING POWER
       NUMBER OF
         SHARES                           -0-
      BENEFICIALLY       -----------------------------------------------------------------------------------------------------------
        OWNED BY           6     SHARED VOTING POWER
          EACH
        REPORTING                         424,688
         PERSON          -----------------------------------------------------------------------------------------------------------
          WITH             7     SOLE DISPOSITIVE POWER

                                          -0-
                         -----------------------------------------------------------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                          424,688
------------------------------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   424,688

------------------------------------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                              [  ]

                   N.A.

------------------------------------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   5.71%

------------------------------------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

                   HC
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              Page 2 of 10 pages

CUSIP No.    754688109               13G              Page   3   of   10   Pages
             ---------                                      ---      ----

------------------------------------------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Farmers Group, Inc.

------------------------------------------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  [  ]

                                                                                                                         (b)  [  ]

------------------------------------------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

------------------------------------------------------------------------------------------------------------------------------------
                          5     SOLE VOTING POWER

                                        -0-

                         -----------------------------------------------------------------------------------------------------------
      NUMBER OF           6     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                       424,688
       OWNED BY
         EACH            -----------------------------------------------------------------------------------------------------------
      REPORTING           7     SOLE DISPOSITIVE POWER
        PERSON
         WITH                           -0-

                         -----------------------------------------------------------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER

                                        424,688

------------------------------------------------------------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  424,688

------------------------------------------------------------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                [  ]

                  N.A.

------------------------------------------------------------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.71%

------------------------------------------------------------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

                  IC

------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              Page 3 of 10 pages

Item 1 (a).        Name of Issuer:

                   THE RAYMOND CORPORATION

Item 1 (b).        Address of Issuer's Principal Executive Office:

                   South Canal Street
                   Greene, NY 13778

Item 2(a).         Name of Person Filing:

                   B.A.T Industries p.l.c., an English corporation ("B.A.T"), and Farmers Group, Inc. ("Farmers"), a Nevada corporation; Farmers is the beneficial owner of the Issuer's securities identified in Item 2(d) below through various subsidiaries of Farmers, by insurance exchanges for which Farmers acts as attorney-in-fact or by benefit plans for employees of Farmers and its subsidiaries for which Farmers has investment discretion. No such entity beneficially owns in excess of 5% of the class of shares in respect of which this report is being made; and B.A.T may be deemed to be the indirect beneficial owner of such securities by indirectly owning 100% of the issued and outstanding shares of Farmers through B.A.T's wholly-owned subsidiary, South Western Nominees Limited. The filing of this statement by B.A.T shall not be construed as an admission that B.A.T is, for the purposes of
                   Section 13(d) or 13(g) of the Act or under the laws or regulations of the United Kingdom, the beneficial owner of any securities covered by this statement.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   B.A.T Industries p.l.c.
                   Windsor House
                   50 Victoria Street
                   London SW1H ONL
                   England

                   Farmers Group, Inc.
                   4680 Wilshire Boulevard
                   Los Angeles, California 90010
                   USA

Item 2(c).         Citizenship:

                   B.A.T Industries p.l.c.           - England
                   Farmers Group, Inc.               - Nevada





                              Page 4 of 10 pages

Item 2(d).            Title of Class of Securities:
---------
                      Common stock, par value $ 1.50 per share

Item 2(e).            CUSIP Number: 754688109
---------

Item 3.            This statement is filed pursuant to Rule 13d-1(b) by
------             B.A.T, a Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G), and by Farmers Group, Inc., an
                   Insurance Company (as defined in Section 3(a)(19) of the Act) incorporated under the laws of Nevada.

Item 4.            Ownership:
------

                   (a)      Amount Beneficially Owned:

                                    424,688

                            The shares being reported were acquired by various subsidiaries of Farmers Group, Inc. by insurance exchanges for which Farmers Group, Inc., acts as attorney-in-fact or by benefit plans for employees of Farmers Group, Inc. and its subsidiaries for which Farmers Group, Inc. has investment discretion.
                            No such entity beneficially owns in excess of 5% of the class of shares in respect of which this report is being made.

                   (b)      Percent of Class:

                                    5.71%

                   (c)      Number of shares as to which person has:

                            (i)     Sole voting power:             -0-
                            (ii)    Shared voting power:           424,688
                            (iii)   Sole disposition power:        -0-
                            (iv)    Shared disposition power:      424,688





                              Page 5 of 10 pages

Item 5.            Ownership of Five Percent or Less of a Class:
------

                           Not Applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another
------             Person:

                           Not Applicable.

Item 7.            Identification and Classification of the Subsidiary
------             Which Acquired the Security Being Reported on by the
                   Parent Holding Company:

                           See Exhibit I.

Item 8.            Identification and Classification of Members of the Group:
------

                           Not Applicable.

Item 9.            Notice of Dissolution of the Group:
------

                           Not Applicable.

Item 10.                   Certification:
-------

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                              Page 6 of 10 pages

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       B.A.T INDUSTRIES p.l.c.


Dated February 5, 1997                 By:  /s/  Anthony Robert Holliman
                                          ------------------------------------
                                          Name:  Anthony Robert Holliman
                                          Title: Assistant Corporate Secretary





                              Page 7 of 10 pages

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FARMERS GROUP, INC.


Dated February 5, 1997                 By:  /s/  Alan Porter
                                          ------------------------------------
                                          Name:  Alan Porter
                                          Title: Corporate Secretary





                              Page 8 of 10 pages

                                 Exhibit Index


Exhibit          Description                                                 Page Number
-------          -----------                                                 -----------

   I             Identification and Classification of Subsidiaries                10





                              Page 9 of 10 pages